KinerjaPay Corp.

JI Multatuli, No. 8A, Clyde Road

Medan 20151, Indonesia

Application for Withdrawal of Registration Statement

October 30, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Registration Statement on Form S-1

Filed on November 2, 2018

File No. 333-228125

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, KinerjaPay Corp. requests the withdrawal of the Company’s registration statement on Form S-1, filed on November 2, 2018. The Company requests the withdrawal of the Registration Statement because the Company has decided not to proceed with the offering at this time. The registration statement has not been declared effective, and no shares of the Company’s preferred stock have been sold under the registration statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the U.S. Securities and Exchange Commission in connection with the filing of the registration statement be credited for future use.

If you have any questions with respect to this matter, please call the Lawrence Lonergan, Esq., at (973) 641-4012.

Thank you for your assistance in this matter.

Respectfully submitted,

/s/: Edwin Ng
Edwin Ng, CEO